EXHIBIT 99

CAUTIONARY STATEMENTS REGARDING SAFE HARBOR
PROVISIONS
OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


The Company is filing this cautionary statement identifying important factors that could cause the Company's actual results to differ materially from those projected in forward looking statements of the Company made by, or on behalf of, the Company. Those factors include:

- Competitive factors including technological advances attained by competitors; patents granted to competitors; new products of competitors coming to the market; generic competition as the Company's products mature.

- Increased pricing pressure both in the United States and abroad from managed care buyers, institutions and government agencies. In the United States, among other developments, consolidation among managed care organizations may increase price pressures and may result in managed care organizations having greater influence over prescription decisions through formulary decisions and other policies.

- Government laws and regulations affecting domestic and international operations including, among other laws and regulations, those resulting from healthcare reform initiatives in the United States at the state and federal level and in other countries, as well as laws and regulations relating to trade, monetary and fiscal policies, taxes, price controls, and possible nationalization.

- Patent positions can be highly uncertain and patent disputes are not unusual. An adverse result in a patent dispute can preclude commercialization of products or negatively impact sales of existing products.

- Uncertainties of the FDA approval process and the regulatory approval processes of non-U.S. countries, including, without limitation, delays in approval of new products.

- Difficulties in product development. Pharmaceutical product development is highly uncertain. Products that appear promising in the early phases of development may fail to reach market for numerous reasons. They may be found to be ineffective or to have harmful side effects in clinical or pre-clinical testing, they may fail to receive the necessary regulatory approvals, they may turn out not to be economically feasible because of manufacturing costs or other factors or they may be precluded from commercialization by the proprietary rights of others.

- Recalls of pharmaceutical products as a consequence of previously unknown side-effects or for other reasons may occur.

-  Major products such as CLARITIN and INTRON A/REBETRON
Combination Therapy accounted for a material portion of the Company's 1998 revenues. If any major product, such as CLARITIN and INTRON A/REBETRON Combination Therapy, were to become subject to a problem such as loss of patent protection, previously unknown side-effects or if a new, more effective treatment should be introduced, the impact on revenues could be significant.

- Operating problems in the Company's computer systems and equipment and instruments with embedded microprocessors due to their inability to distinguish years after 1999 from years preceding 1999 and the failure of the Company to identify or fix all such "Year 2000" problems.

- Inability of a major supplier or major clinical research organization or major customer (such as a large drug wholesaler, distributor or managed care organization) to continue operations due to "Year
2000" problems.

- Failure of the Company to foresee and correct systems and commercial arrangements to address the new European currency
(euro) introduced in January 1999.

-     Significant litigation adverse to the Company.

-     Fluctuations in interest rates and foreign currency exchange rates.